Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

VIA EDGAR

February 28, 2023

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File No.:	033-70742
	Funds:	LVIP JPMorgan Core Bond Fund, LVIP JPMorgan Mid Cap Value Fund, LVIP JPMorgan Small Cap Core Fund, and LVIP JPMorgan U.S. Equity Fund (the “Funds”)

Dear Mr. Zapata:

This letter responds to your comments, provided via phone on February 7, 2023, to the Registrant’s registration statement filed on Form 485APOS on December 22, 2022, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

1)	Carry all comments through all sections of the prospectuses, as applicable.
a)	The Registration Statement will be revised accordingly.

2)	Given the mention of environmental, science and governance (“ESG”) integration within the strategy for all Funds, please consider whether to include ESG integration as a principal risk.
a)	The requested revision has been made. The following text has been added to the Funds’ prospectuses:

ESG Integration Risk. The investment process for the Fund may incorporate a wide range of considerations, which may include certain environmental, social and governance (“ESG”) factors. The relevance and weightings of specific ESG factors can vary across individual portfolio holdings, asset classes, sectors and strategies. No one factor or consideration is determinative. While the integration of ESG factors into the investment process has the potential to identify financial risks and contribute to long-term performance, ESG factors may not be considered for every investment decision. There is no guarantee that the integration of ESG factors will result in better performance. Moreover, ESG information is in many instances qualitative and therefore subjective. There are significant differences in interpretations of what it means for a company to have positive or negative ESG characteristics. An assessment of ESG factors for the Fund may differ from the views of other investors and advisers. The approach to ESG integration may evolve and develop over time, both due to a refinement of investment decision-making processes to address ESG factors and risks, and because of legal and regulatory changes.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

3)	Please address inverse floating instruments within the investment strategy if “Inverse Floater Risk” is a principal risk for the LVIP JPMorgan Core Bond Fund.
a)	The requested revision has been made. Please refer to Response #6 below.

4)	Address the geographic focus of the strategy for the LVIP JPMorgan Core Bond Fund given the principal risk included for the “Geographic Focus Risk”.
a)	The requested revision has been made. The following text has been added:

In addition, all securities will be U.S. dollar-denominated although they may be issued by a foreign corporation or a U.S. affiliate of a foreign corporation or a foreign government or its agencies and instrumentalities. While not a part of the strategy the Fund may incidentally focus its investments in one or more regions or small groups of countries.

5)	Confirm in correspondence whether the Funds plan to concentrate in any industry or sector within the strategy.
a)	Confirmed. The Funds do not plan to concentrate in any industry or sector within the strategy.

6)	Confirm supplementally that the “Zero-Coupon, Pay-In-Kind and Deferred Payment Securities Risk” for the LVIP JPMorgan Core Bond Fund is also mentioned within the investment strategy:
a)	Confirmed. The following text has been revised:

Investment Strategies. As a matter of fundamental policy, the Fund will invest at least 80% of its net assets in bonds. For purposes of this fundamental policy, a “bond” is a debt security with a maturity of 90 days or more at the time of its issuance. Some examples of bonds include securities issued or guaranteed by the U.S. government or its agencies and instrumentalities, a domestic or a foreign corporation or a municipality, securities issued or guaranteed by a foreign government or its agencies and instrumentalities, securities issued or guaranteed by domestic and supranational banks, mortgage-related and mortgage-backed securities, including principal-only and interest-only stripped mortgage-backed securities, collateralized mortgage obligations, asset-backed securities, convertible bonds, stripped government securities, inverse floaters, and zero-coupon obligations, pay-in kind, and deferred payment securities.

7)	On p. 6, item 9, identify examples of ESG criteria that the Funds consider and confirm if they are applied to every security or a subset of investments.

The following are illustrative examples of potential ESG factors that the sub-adviser may consider. Please note that such factors may not be relevant in all instances. Environmental issues are issues that relate to the quality and function of the natural environment and natural systems. Some examples include greenhouse gas emissions, climate change resilience, pollution (air, water, noise, and light), biodiversity/habitat protection and waste management. Social issues are issues related to the rights, wellbeing and interests of people and communities. Some examples include workplace safety, cybersecurity and data privacy, human rights, local stakeholder relationships, and discrimination prevention. Governance issues relate to the way companies are managed and overseen. Some examples include independence of chair/board, fiduciary duty, board diversity, executive compensation and bribery and corruption. These examples of ESG issues are provided for illustrative purposes only and are not exhaustive. In addition, as ESG Integration focuses on financial materiality,

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

not all ESG factors are relevant to a particular investment, asset class, or Fund. The prospectus already discloses that the sub-adviser does not consider ESG factors for every investment in each Fund. In this respect, the prospectus for each Fund discloses that as part of its investment process for each Fund, the sub-adviser seeks to assess the impact of ESG factors, “…on many issuers in the universe in which the Fund invests.” (emphasis added).

8)	Remove ‘reimplementing’ within the “Principal Investment Strategies” section on p. 1 of the LVIP JPMorgan Mid Cap Value Fund prospectus.
a)	The requested revision has been made and changed to “implementing”.

9)	Disclose the name of the benchmark mentioned on p. 1 of the “Principal Investment Strategies” section of the LVIP JPMorgan U.S. Equity Fund prospectus.
a)	The requested revision has been made. The following text has been revised:

The Fund focuses on those equity securities that it considers attractively valued and seeks to outperform the S&P 500 Index through superior stock selection. By emphasizing attractively valued equity securities, the Fund seeks to produce returns that exceed those of the S&P 500 Index.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein

Samuel K. Goldstein, Esq.

Senior Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.

Christian Pfeiffer, Esq.

Sharon Alyanakian

Teriana Griggs

Anthony Geron, Esq.

Kiesha Astwood-Smith, Esq.

3